Connecticut Office:

Form 20-F, File No. 001-32500

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

TSX:

 TNX

Tel:  (860) 364-1830

NYSE Amex Equities:  TRX

Fax:  (860) 364-0673

Toronto Office:

Suite 4400, Scotia Plaza

40 King Street West

Toronto, Ontario   M5H 3Y4

Toll free:  1-844-364-1830

Website:  www.TanzanianRoyaltyExploration.com

Email:  investors@TanzanianRoyalty.com

News Release – January 14, 2015

Tanzanian Royalty Announces Filing of Registration Statement  for Convertible Debenture Facility

Tanzanian Royalty Exploration Corporation announces that it has filed with the SEC a registration statement on Form F-3 in connection with the common shares underlying the $10 million debenture financing that closed out of escrow on December 29, 2014.

Pursuant to the financing agreement, the registration statement covers 300% of the common shares potentially issuable by conversion of up to $15 million in debentures, together with 110% of the common shares potentially issuable on exercise of the common share purchase warrants issuable to the lender, for a total of 57,558,675 common shares.

The conversion price is $0.98, and 11,787,531 is the actual number of common shares available for conversion under the $10 in debentures currently outstanding (assuming conversion of all principal and all remaining interest payable until maturity on December 9, 2016).  To date, the Company has issued to the lender 5-year warrants to purchase 982,143 common shares at an exercise price of $0.98 per share.  Additional warrants will be issued on any future drawdowns under the facility, or if the lender opts to increase the debenture facility to $15 million. Interested parties are referred to the registration statement for a summary of the relevant details.

Respectfully submitted,

James E. Sinclair

Chief Executive Officer

For further information, please contact Investor Relations at 1-844-364-1830

Visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.